**Triple P**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



**Form 6-K**

**For the month of August 2002**

**TRIPLE P N.V.**
(Exact name of Registrant as specified in its charter)

**Ir. D.S. Tuynmanweg 10,**
**4131 PN Vianen, The Netherlands**
(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ___ No X

On August 8, 2002, the Company issued a press release announcing its results of operations for the fiscal quarter ended June 30, 2002. The press release includes the Company's Consolidated Balance Sheets, Consolidated Statements of Operations and a comparison of results of operations for the second quarter 2002 with the second quarter of 2001. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

99.1 Press Release issued on August 8, 2002

Triple P

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRIPLE P N.V.

By:____________________________
Name: Robert Pijselman
Title: Chief Executive Officer

By:____________________________
Name: Peter van den Oord
Title: Chief Financial Officer

Date: 26 august, 2002

Triple P

Exhibit 99.1

**FOR IMMEDIATE RELEASE**

Investor Relations contact:
Peter van den Oord
(31) 347.353.204
Poord@triple-p.nl

## KEY HIGHLIGHTS SECOND QUARTER 2002

- **Triple P profitable in second quarter 2002;**
- ***Operating income in second quarter 2002 of EUR 0.2 million;***
- **Net revenues in second quarter 2002 increased by 6% compared to first quarter 2002;**
- **General Meeting of Shareholders appointed Robert Pijselman as Chief Executive Officer and appointed three new members to the Board of Supervisory Directors.**

August 8, 2002 – Vianen, The Netherlands. Triple P N.V. (NASDAQ SCM: TPPP) announced today its results of operations for the second quarter of 2002.

### General

The Dutch economy experienced continued low capital investment by companies, including low demand for ICT infrastructure solutions (both products and services). Triple P's net revenues in the second quarter of 2002 amounted EUR 24.2 million. Compared to the first quarter of 2002 net revenues increased by 6%.

Triple P recorded another profitable quarter. Operating income in the second quarter of 2002 amounted EUR 0.2 million, including unforeseen non-recurring operating expenses of EUR 0.2 million. Net income and net income available for common shareholders amounted EUR 0.1 million in the second quarter of 2002.

### Appointment of new Chief Executive Officer and Supervisory Board

At May 16, 2002, the General Meeting of Shareholders appointed three new members to the Board of Supervisory Directors: Mr. A.H.M. Stam (chairman), Mr. H.C.A. Groenen and Mr. H.G.C. Schade. The shareholders also appointed Mr. Robert Pijselman as Chief Executive Officer of Triple P N.V. Mr. Pijselman was previously a Vice President of Active Voice, a subsidiary of NEC, and was responsible for all of its activities in Europe, the Middle East and Asia.

### Strategy

Chief Executive Officer, Robert Pijselman, summarizes his findings after his first two months at Triple P.

"Triple P is a fantastic company to work for. I found a well-motivated team with an overwhelming knowledge and know-how. The ship is on steam, we will now trim the sails and reposition the crew for an even more competitive course."

"In the past years Triple P re-addressed the questions about the role that our customers expect us to fulfill. As a result the Company divested operations in a number of areas and reshaped to become an Infrastructure Solution Provider in order to add more value for customers. This restructuring is almost finished and we already find the first successes in our order backlog."

"Through this strategy Triple P is better positioned to benefit from the increasing demand for specific solutions in areas such as Security, Storage, Server Based Computing and IP Telephony" says Robert Pijselman. "Apart from that we see an increasing trend to outsource the management and maintenance of ICT infrastructures. Companies with a relatively small IT department can no longer sustain these activities economically themselves, and therefore decide to outsource it in whole or in part. Triple P has all the required knowledge and associated workprocesses on board and is therefore well ideally positioned to work as a partner for existing IT departments."

"Triple P will continue to roll-out their strategy to become an Infrastructure Solution Provider. This means a continued focus on the development and marketing of attractive solutions for ICT infrastructures as well as a further refining of associated internal organizational processes".

Triple P will also offer these infrastructure solutions to application providers such as suppliers of ERP applications. In this way customers will get the best of both worlds: excellent application functionality using a perfectly working ICT infrastructure. The application suppliers can concentrate on their core business (the application) while using Triple P's vast knowledge in applying ICT infrastructure hardware and software.

**Expectations for the remainder of 2002**

For the remainder of 2002, Triple P N.V. expects that the low level of demand for ICT infrastructure solutions will continue. Based on current expectations, Triple P N.V. believes that the Company will remain profitable in the second half of 2002 but that net income available for common shareholders in the remainder of 2002 will be lower than net income available for common shareholders in the same period of 2001.

**Comparison of Results of Operations: Second Quarter 2002 with Second Quarter 2001**

Net revenues

Net revenues in the second quarter decreased by EUR 1.6 million from EUR 25.8 million in 2001 to EUR 24.2 million in 2002. This decrease is due primarily to a decrease of EUR 2.0 million in service revenues related to major ICT infrastructure projects. Systems revenues increased by EUR 0.4 million.

Gross margin

Gross margin in the second quarter decreased from 17.7% in 2001 to 16.4% in 2002. Systems gross margin decreased by 1.8% as a result of current market developments and a less favourable product mix. Services gross margin increased by 3.1% primarily as a result of a decrease in expenses for temporary personnel.

Sales and marketing expense

Sales and marketing expense in the second quarter increased from EUR 2.2 million in 2001 to EUR 2.4 million in 2002. This increase was due primarily to the fact that the expense level in 2001 included a one time release of accrued expenses. As a percentage of net revenues, sales and marketing expense increased from 8.5% to 10.0%.

General and administrative expense

General and administrative expense in the second quarter increased from EUR 1.2 million in 2001 to EUR 1.4 million in 2002. This increase was due primarily to the fact that the expense level in 2002 included EUR 0.2 million unforeseen non-recurring operating expenses. As a percentage of net revenues, general and administrative expense increased from 4.6% to 5.6%..

Operating income from continuing operations

For the reasons discussed above, operating income from continuing operations in the second quarter decreased from EUR 1.2 million in 2001 to EUR 0.2 million in 2002. The decrease in net revenues by EUR 1.6 million and a decrease in gross margin by 1.3% resulted in a decrease in gross profit of EUR 0.6 million, the effect of which was increased by a non-recurring increase in operating expense of EUR 0.4 million.

Other income (expense), net

Other expense, net, in the second quarter increased from EUR 0.0 million in 2001 to EUR 0.1 million in 2002 primarily due to higher interest expense as a result of higher debt in 2002 compared to 2001.

Income tax provision

Due to the availability of net operating tax loss carry forwards ("TLCF's"), the Company incurred no income tax expense in either the second quarter of 2001 or the second quarter of 2002. At December 31, 2001, the Company had TLCF's remaining of approximately EUR 20.0 million.

Discontinued operations

The Management Board decided in December 2001 to discontinue operations at Triple P N.V.'s Belgian subsidiary (Triple P Belgium N.V./S.A.) and in February 2002 sold the subsidiary. The Company provided for the estimated loss on disposal of the discontinued Belgian operations an amount of EUR 0.6 million in the fourth quarter of 2001. The consolidated financial statements have been reclassified to reflect the Company's decision to account for the disposal of the Belgian subsidiary as discontinued operations.

Accordingly, the assets and liabilities, net revenue, costs and expenses associated with the subsidiary have been treated as discontinued operations and have been excluded from the respective operating items in the accompanying consolidated balance sheet and statement of operations. In 2001, total net revenues and operating results of the Belgian subsidiary were EUR 8.0 million and EUR -0.4 million, respectively.

Net income

Net income in the second quarter decreased from EUR 1.0 million in 2001 to EUR 0.1 million in 2002. Net income from continuing operations decreased by EUR 1.1 million and net income from discontinued operations decreased by EUR 0.2 million, resulting in a decrease in net income of EUR 0.9 million.

Balance sheet

Shareholders' equity increased from EUR 3.5 million, or 12.5% of total assets, at December 31, 2001, to EUR 3.6 million, or 15.0% of total assets, at June 30, 2002. At June 30, 2002, the Company's debt (short term debt minus cash and cash equivalents) was EUR 2.8 million and the available bank line of credit was approximately EUR 9 million.

**Triple P is an exchange quoted company, incorporated in 1989 and seated in Vianen, The Netherlands. With a team of more than 450 people the company plans, delivers, builds and manages the ICT infrastructures of companies and governmental agencies and other agencies with more than 2000 seats per location.**



- tables follow -

# TRIPLE P N.V.
## CONSOLIDATED BALANCE SHEETS
### (in thousands except per share amounts)

| | December 31 | June 30 | |
|---|---|---|---|
| **ASSETS** | **2001 EUR** | **2002 EUR (unaudited)** | **2002 US$* (unaudited)** |
| **CURRENT ASSETS:** | | | |
| Cash and cash equivalents | 1,010 | - | - |
| Restricted cash | 59 | 59 | 58 |
| Accounts receivable | 15,291 | 13,348 | 13,195 |
| Inventories | 3,916 | 5,630 | 5,565 |
| Prepaid expenses and other current assets | 3,336 | 1,793 | 1,772 |
| Current assets of discontinued operations | 1,860 | - | - |
| *Total current assets* | **25,472** | **20,830** | **20,590** |
| **NON-CURRENT ASSETS:** | | | |
| Property and equipment, at cost | 4,603 | 5,558 | 5,494 |
| Less: accumulated depreciation and amortization | 2,365 | 2,528 | 2,499 |
| Net property and equipment | 2,238 | 3,030 | 2,995 |
| Non-current assets of discontinued operations | 165 | - | - |
| *Total non-current assets* | **2,403** | **3,030** | **2,995** |
| *Total assets* | **27,875** | **23,860** | **23,585** |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| **CURRENT LIABILITIES:** | | | |
| Short-term borrowings | - | 2,832 | 2,799 |
| Short-term part of long-term liabilities | 485 | 498 | 492 |
| Accounts payable | 7,835 | 6,238 | 6,167 |
| Accrued liabilities | 7,147 | 4,465 | 4,414 |
| Customer deposits | 1,369 | 400 | 395 |
| Deferred revenue | 4,084 | 5,119 | 5,060 |
| Current liabilities of discontinued operations | 1,643 | - | - |
| *Total current liabilities* | **22,563** | **19,552** | **19,327** |
| **LONG-TERM LIABILITIES:** | | | |
| Pension obligations | 190 | 66 | 65 |
| Reserve for anticipated loss on disposition of discontinued operations | 628 | - | - |
| Other long-term liabilities | 1,002 | 673 | 665 |
| *Total long-term liabilities* | **1,820** | **739** | **730** |
| *Total liabilities* | **24,383** | **20,291** | **20,057** |
| **SHAREHOLDERS' EQUITY:** | | | |
| Common Shares, EUR 0.04 and EUR 0.04, respectively Authorized - 43,750,000 and 43,750,000 shares, respectively Outstanding - 30,469,345 and 30,469,345 shares, respectively | 1,219 | 1,219 | 1,205 |
| Additional paid-in capital | 53,293 | 53,293 | 52,680 |
| Accumulated deficit | (50,906) | (50,829) | (50,244) |
| Cumulative translation adjustment | (114) | (114) | (113) |
| *Total shareholders' equity* | **3,492** | **3,569** | **3,528** |
| *Total liabilities and shareholders' equity* | **27,875** | **23,860** | **23,585** |

* The US dollar amounts as of June 30, 2002 are translated solely for convenience at the prevailing Noon Buying Rate on June 30, 2002 of EUR 1.0116 to US $ 1.00.

# TRIPLE P N.V.
## CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

| | Three months ended June 30 | | | Six months ended June 30 | | |
|---|---|---|---|---|---|---|
| | (unaudited) | | | (unaudited) | | |
| | 2001 EUR | 2002 EUR | 2002 US$* | 2001 EUR | 2002 EUR | 2002 US$* |
| Net revenues | 25,761 | 24,210 | 23,931 | 52,884 | 47,005 | 46,465 |
| Cost of revenues | 21,200 | 20,239 | 20,006 | 43,136 | 38,728 | 38,283 |
| **Gross profit** | **4,561** | **3,971** | **3,925** | **9,748** | **8,277** | **8,182** |
| Sales and marketing expense | 2,180 | 2,411 | 2,383 | 4,804 | 4,840 | 4,784 |
| General and administrative expense | 1,147 | 1,366 | 1,350 | 2,238 | 2,543 | 2,514 |
| Goodwill amortization | 46 | - | - | 91 | - | - |
| **Total operating expenses** | **3,373** | **3,777** | **3,733** | **7,133** | **7,383** | **7,298** |
| **Operating income from continuing operations** | **1,188** | **194** | **192** | **2,615** | **894** | **884** |
| Interest income | 79 | 1 | 1 | 148 | 1 | 1 |
| Interest expense | -61 | -78 | -77 | -157 | -193 | -192 |
| Other, net | -43 | 8 | 8 | -74 | -53 | -52 |
| Total other income (expense), net | -25 | -69 | -68 | -83 | -245 | -243 |
| **Net income from continuing operations** | **1,163** | **125** | **124** | **2,532** | **649** | **641** |
| Loss from discontinued operations | -197 | - | - | -317 | - | - |
| **Loss from discontinued operations** | **-197** | **-** | **-** | **-317** | **-** | **-** |
| **Net income** | **966** | **125** | **124** | **2,215** | **649** | **641** |
| Preferred stock dividend | 245 | - | - | 490 | - | - |
| Preferred stock withdrawal premium | 454 | - | - | 454 | - | - |
| Net Income available to common shareholders | 267 | 125 | 124 | 1,271 | 649 | 641 |
| **Net Income per share:** | | | | | | |
| Basic | 0,01 | 0,00 | 0,00 | 0,04 | 0,02 | 0,02 |
| Diluted | 0,01 | 0,00 | 0,00 | 0,04 | 0,02 | 0,02 |
| **Weighted average shares outstanding:** | | | | | | |
| Basic | 30,469 | 30,469 | 30,469 | 30,469 | 30,469 | 30,469 |
| Diluted | 30,469 | 30,469 | 30,469 | 30,469 | 30,469 | 30,469 |

* The US dollar amounts as of June 30, 2002 are translated solely for convenience at the prevailing Noon Buying Rate on June 30, 2002 of EUR 1.0116 to US $1.00.